March 30, 2015
Mr. Michael Volley
Staff Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Credit Acceptance Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 12, 2015
File No. 000-20202
Dear Mr. Volley:
This letter is in response to the Staff’s March 17, 2015 comment letter to Credit Acceptance Corporation (the “Company”) with respect to the Company's above referenced filing.
Set forth below in bold is the comment from the comment letter followed by the Company’s response.
Form 10-K For the fiscal year ended December 31, 2014
Item 1. Business, page 3

1.	In future filings, clarify what percentage of your loans are considered subprime and how you define the term.
Substantially all of the Company’s loans are made to consumers with impaired or limited credit histories. The Company proposes the following disclosure for future filings:
Substantially all of the Consumer Loans assigned to us are made to consumers with impaired or limited credit histories. The following table shows the percentage of Consumer Loans assigned to us for each of the last three years with either FICO® scores below 650 or no FICO® scores:

	For the Years Ended December 31,
Consumer Loan Assignment Volume	2014	2013	2012
Percentage of total unit volume with either FICO® scores below 650 or no FICO® scores	95.5%	95.7%	96.1%

Notes To Consolidated Financial Statements
Note 16. Litigation and Contingent Liabilities, page 75

2.
We note your disclosure regarding the civil investigation demands of the U.S. Department of Justice, Federal Trade Commission, and the Office of the Attorney General of the Commonwealth of Massachusetts. Please ensure that you provide appropriate disclosure in your future filings in accordance with ASC 450 and Item 103 of Regulation S-K. We note that ASC 450-20-50 requires the following information to be disclosed:

a. the amount or range of reasonably possible losses in addition to amounts accrued, or
b. that reasonably possible losses cannot be estimated, or
c. that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.
Please provide us with your proposed disclosure that clearly identifies new or revised disclosure
The Company confirms that it will provide appropriate disclosure in future filings in accordance with ASC 450 and Item 103 of Regulation S-K. Based on the status of these matters as of February 12, 2015, the Company proposes the following revised disclosure for future filings, in which additions are underlined:

LITIGATION AND CONTINGENT LIABILITIES
In the normal course of business and as a result of the consumer-oriented nature of the industry in which we operate, industry participants are frequently subject to various consumer claims, litigation and regulatory investigations seeking damages, fines and statutory penalties. The claims allege, among other theories of liability, violations of state, federal and foreign truth-in-lending, credit availability, credit reporting, consumer protection, warranty, debt collection, insurance and other consumer-oriented laws and regulations, including claims seeking damages for physical and mental damages relating to our repossession and sale of the consumer’s vehicle and other debt collection activities. As the assignee of Consumer Loans originated by Dealers, we may also be named as a co-defendant in lawsuits filed by consumers principally against Dealers.  We may also have disputes and litigation with Dealers. The claims may allege, among other theories of liability, that we breached our Dealer servicing agreement. Many of these cases are filed as purported class actions and seek damages in large dollar amounts. Current actions to which we are a party include the following matters.
On December 9, 2014, we received a civil investigative subpoena from the U.S. Department of Justice pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 directing us to produce certain information relating to subprime automotive finance and related securitization activities. We are cooperating with the inquiry and cannot predict the eventual scope, duration or outcome at this time. As a result, we are unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this investigation.
On December 4, 2014, we received a civil investigative demand from the Office of the Attorney General of the Commonwealth of Massachusetts relating to the origination and collection of non-prime auto loans in Massachusetts. We are cooperating with the inquiry and cannot predict the eventual scope, duration or outcome at this time. As a result, we are unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this investigation.
On June 6, 2014, we received a civil investigative demand from the Federal Trade Commission relating to our various practices regarding consumers. We are cooperating with the inquiry and cannot predict the eventual scope, duration or outcome at this time. As a result, we are unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this investigation.
On February 1, 2013, six Dealers, who had previously commenced a putative consolidated arbitration proceeding against the Company before the American Arbitration Association ("AAA") that was deemed not properly filed by the AAA on October 9, 2012, filed individual arbitrations against the Company before the AAA in Southfield, Michigan. These arbitration demands seek unspecified money damages for claims relating to the Dealer servicing agreements of these Dealers.  One of these matters was voluntarily dismissed with prejudice on January 20, 2015. The Company intends to vigorously defend itself against the remaining five arbitrations. Based on information currently available, we believe that the eventual outcome will not have a material adverse effect on our consolidated financial statements.
An adverse ultimate disposition in any action to which we are a party or otherwise subject could have a material adverse impact on our financial position, liquidity and results of operations.

3.
We note the disclosure of the civil investigative demand received June 6, 2014 from the Federal Trade Commission relating to your various practices regarding consumers. Please further explain to us the nature of the investigation and provide us an update on the current status.

The Federal Trade Commission (the “Commission”) requested information related to the following topics: credit reporting, consumer privacy and information security, customer payments, marketing, training, consumer communications, and consumer complaints. On March 16, 2015, the Commission staff notified the Company that it has determined that no further action is warranted by the Commission and that the investigation into the Company has been closed, which the Company disclosed in the Company's Current Report on Form 8-K, dated March 17, 2015 and filed under Item 8.01.

Acknowledgement:
In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the foregoing, please contact me at (248) 353-2700 ext. 4575.
Sincerely,
/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation

cc:    William Schroeder, Division of Corporation Finance, U.S. Securities and Exchange Commission

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